

July 24, 2024

Chris Panagiotakos
Chief Financial Officer
Data Storage Corp
225 Broadhollow Road, Suite 307
Melville, NY 11747

> **Re: Data Storage Corp**
> **Registration Statement on Form S-3**
> **Filed July 18, 2024**
> **File No. 333-280881**

Dear Chris Panagiotakos:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Leslie Marlow